CONSENT OF DONALD S. BUBAR

I consent to the inclusion in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended February 28, 2014 (the “MD&A”), of references to my name with respect to technical information related to the Nechalacho Rare Earth Elements Project and other properties and assets of the Company (the “Technical Information”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

Dated: April 14, 2014

/s/ Donald S. Bubar
Donald S. Bubar, P. Geo., President and Chief Executive Officer of Avalon Rare Metals Inc.